CONSENT OF SNOWDEN MINING INDUSTRY CONSULTANTS

To:

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Toronto Stock Exchange

American Stock Exchange

US Securities and Exchange Commission

I, Andrew F. Ross, on behalf of Snowden Mining Industry Consultants, do hereby consent to the use of the name Snowden and information derived from the Segala Technical Report dated May 17, 2004, into the annual information form (the “AIF”) of Nevsun Resources Ltd. (the “Issuer”) dated March 22, 2007 to be filed with certain Canadian securities commissions and the incorporation of the AIF into Form 40-F (the “40-F”) of the Issuer to be filed with the United States Securities and Exchange Commission in connection therewith.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Segala Technical Report or that the written disclosure in the AIF or the 40-F of the Issuer contains any misrepresentation of the information contained in the Technical Report.

Dated this 29th day of March, 2007.

/s/ “Andrew F. Ross”

_______________________
Andrew F Ross PGeo

General Manager

Snowden Mining Industry Consultants